UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 29, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

October 29, 2010

To whom it may concern:

Company Name: Representative: Head Office: Code Number: Contact:	Mizuho Securities, Co., Ltd. Keisuke Yokoo, President 1-5-1 Otemachi, Chiyoda-ku, Tokyo 8606 (TSE, OSE, NSE: 1st Section) Corporate Communications Department (TEL. 03-5208-2030)

Differences in Earnings Results for the Six Months Ended September 30, 2010

Compared to the Six Months Ended September 30, 2009

Mizuho Securities Co., Ltd. (the “Company”) hereby announces the differences in its earnings results for the six months ended September 30, 2010 (April 1, 2010 to September 30, 2010) compared to the six months ended September 30, 2009 (April 1, 2009 to September 30, 2009).

1. Differences in Earnings Results

	(Millions of yen)
Consolidated Results	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2010 (A)	163,143	8,439	10,823	6,396
Six months ended September 30, 2009 (B)	175,698	37,745	39,012	135,711
Difference (C) = (A) - (B)	(12,554)	(29,306)	(28,188)	(129,314)
Difference (%) (C) / (B)	(7.1)%	(77.6)%	(72.3)%	(95.3)%

Notes: Amounts less than one million yen are rounded down

2. Major Factors in Differences

During the six months ended September 30, 2010, operating revenues, operating income and ordinary income decreased mainly due to a decline in commissions and fees income and net trading gains from the bearish trend in the Japanese stock market. Consolidated net income for the six months ended September 30, 2010 also decreased significantly compared to the corresponding period the previous year. This was due primarily to gains on negative goodwill associated with the merger between the Company and former Mizuho Securities which was recognized as an extraordinary gain in the six months ended September 30, 2009.